March 30, 2007

Mr. John Cash

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	Technip

Form 20-F for Fiscal Year Ended December 31, 2005

File No. 1-15234

Dear Mr. Cash,

This letter has been prepared by Technip (the “Company”) in response to the Comment Letter, dated January 16, 2007 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Olivier Dubois, the Company’s President, Chief Financial Officer and received on February 12, 2007.

Set forth below are the Company’s responses to that Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Legal Proceedings, page 81

1.

We note your response to our prior comments seven and eight. Please include the additional information, including the current status and materiality of these proceedings to the Company, which you have provided to us in your future filings.

Response:

The Company respectfully notes the Staff’s comment and will reflect the additional information in future filings.

Explanation of Transition to IFRS

2.

We have read your response (numbered 15) to prior comment 16 and appreciate the detail you have provided to us regarding your potential obligation under “Droit Individuel à la Formation” (DIF). Quantify for us the training costs associated with the 1.6% minimum. Tell us why you do not recognize an expense for that portion of your obligation each period. In addition, based on your response, we believe that in future filings you should enhance your disclosures to fully describe the potential obligations you face under the DIF and the factors you have considered in determining the materiality of this obligation. In this regard, we believe you should address your range of loss and your basis for not recognizing a liability as of the balance sheet date.

Response:

The law in France requires employers that have more than 20 employees to provide training to those employees. The amount of this annual obligation is expressed in terms of a percentage (1.6%) of the gross salaries paid during the calendar year. Employers can satisfy this obligation either directly by providing training to their employees or indirectly by providing payments to third-party training providers. Training expenses incurred directly or indirectly in the calendar year may be used to reduce the amount of the annual obligation described above. In the absence of eligible expenses, or in the event that eligible expenses incurred amount to less than the annual obligation, the employer must pay the difference to the government bodies dedicated to professional training.

The provisions of the above described law, which was in existence before the DIF was created, were not substantially modified, when the DIF was put in place in 2004. Expenses related to satisfying obligations related to the DIF may also be deducted from the 1.6% annual obligation.

Technip expenses training costs when incurred. Any shortfall between the 1.6% annual obligation and eligible expenses would be accrued at the end of each fiscal year under IFRS and U.S. GAAP. The 1.6% obligation for Technip’s French entities for the year 2005 amounted to €2.1 million. No provision was recorded at December 31, 2005, because eligible training expenses in 2005 exceeded the minimum resulting from the 1.6% obligation.

In future filings, we will describe our potential obligation with respect to the DIF as well as factors we have considered in determining its materiality. We will disclose the range of loss and our basis for not recognizing a liability.

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Note 7 – Income/(Loss) from Discontinued Operations, page F-30

(a)	Discontinued Operations
(b)	Assets Held for Sale

3.

We note your response (numbered 24 and 25) to our previous comments 25 and 26 and appreciate the additional information. In future filings please enhance your disclosures to clarify for readers the reason(s) for determining whether or not a business you have sold or intend to sell is a discontinued operation.

Response:

The Company respectfully notes the Staff’s comment and will reflect the additional information in future filings.

Note 36 – Summary of Differences between Accounting Principles Followed by Technip and U.S. GAAP

(k)	Territoriality Contingencies, page F-71

4.

We have reviewed your response (numbered 29 and 30) to prior comment 30 and 31 and note that as of December 31, 2003 you had a 17.1 million Euro liability related to a contract performed between France and Africa and that as of December 31, 2004 that liability was reduced to 4.2 million Euro.

•	Please provide us with a comprehensive explanation for your basis of recognizing the 17.4 million for IFRS purposes as of January 1, 2004.

Response:

As described in our prior response to your prior comments 30 and 31, a €3.6 million amount relating to preliminary tax adjustments resulting from initial local tax reviews is included in the €17.1 million provision as of December 31, 2003 (and not €17.4 million).

The remaining part (€13.5 million) is related to uncertainties regarding the application of certain complex French territoriality rules to a specific contract performed by Technip in a foreign country. These uncertainties relate to the method of allocation of the contract income between France and such foreign country where the tax rate is lower than in France. These particular territoriality rules may be applied to any investment with a shareholding equal or greater than 10% (such investment being technically included in the eligible scope of application of the French taxation rule, which, further to the 10% investment threshold criteria also requires a qualitative analysis to determine whether the French taxation rule is applicable).

In assessing this particular risk, we considered the provisions of the relevant French law as well as French case law on this matter. Although a French Court decision rendered in mid-2002 challenged the application of the French taxation rules to a French company with respect to its investments in foreign countries for which bilateral tax treaties existed, there was still uncertainty as to the application of any exoneration as in addition to the existence of such bilateral tax treaties, the French tax authority continued to consider that certain qualitative characteristics of the activity conducted in such foreign countries could result in the application of French tax rules.

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Based upon the analysis of such qualitative characteristics, we concluded that it was more likely than not that the company was exposed to this identified risk and a provision based on the portion of the challengeable result was provided for accordingly in the IFRS consolidated accounts as of January 1, 2004. This provision amounted to €13.5 million, which represented approximately 60% of the total exposure.

•

Please help us understand the specific facts and circumstances that changed subsequent to January 1, 2004 such that a large portion of the accrual was released for IFRS purposes as of December 31, 2004.

Response:

As described in our prior response to your prior comments 30 and 31, we released in 2004 the provision amounting to €13.5 million related to the territoriality assessment. The reduction resulted directly from new technical provisions included in the French tax law released on December 30, 2004.

The changes to the tax law clarified that the French taxation rules regarding certain foreign investments located in countries with more favorable taxation rates was only applicable to investments with shareholdings greater than 50%. As our investment was below this threshold we considered that we were no longer exposed to any risk of reclamation associated with our investment from the French tax authority.

•

Given the significance of your territoriality contingencies, please provide more detailed disclosures in your MD&A to discuss the changes in your estimates and assumptions used to determine your provisions.

Response:

The Company respectfully notes the Staff’s comment and will reflect the additional information in future filings.

Consolidation

5.

We have reviewed your response (numbered 34) to prior comment 35 and request that you provide us with a more detailed analysis of your application of EITF 97-2 and SFAS 94. Please include the specific factors you used to conclude that the consolidation of these entities was required under U.S. GAAP.

Response:

The Company has examined these four cases (which are individually and cumulatively non significant with respect to our consolidated financial statements) in light of the guidance provided by U.S. GAAP, and in particular by EITF 97-2 and SFAS N° 94. Based upon this analysis, we concluded that the consolidation of these entities is required under U.S. GAAP because the Company has a controlling financial interest in each of these entities.

4

In two cases, the Company has an arrangement in place that responds to the six criteria set forth by EITF 97-2 to conclude that such controlling financial interest exists:

1.	Term of at least 10 years (these agreements do not have a time limit)
2.	The Company’s local partner cannot terminate the relationship
3.	Control over operational decisions (we decide the terms on which project bids are made and projects executed)
4.	Control over hiring and firing of personnel (we provide all key personnel and decision making)
5.	The Company can unilaterally sell or transfer its participation (there are no restrictions on our ability to transfer our interests)
6.	The Company has a right to receive income, which fluctuates based on the performance of the business (our income varies directly with the success of each venture).

For another case, Technip indicates that only the direct investment share has been disclosed in Note 35 of its 2005 consolidated financial statements whereas the total (direct and indirect) controlled voting rights exceeds 50%.

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The last case corresponds to a minor foreign entity in which our legal shareholding is currently just below 50%. Key figures for this entity as a percentage of Group consolidated key figures are as follows:

	% of Group

	2004	2005

Revenue	0.07%	0.22%

Income from Operations	0.20%	0.30%

Net Income	0.30%	0.55%

Shareholders’ Equity	0.04%	0.07%

Net Cash	0.03%	0.05%

Total Assets	0.03%	0.05%

This company is principally a subcontractor of other Technip subsidiaries.

The remainder of the voting rights is held by an individual. We have a non written arrangement with the individual to allow us to manage the financial and operating policies of this company. In particular, we have implemented our Group procedures and reporting systems. Also, the key employees including the management of this company are appointed by us.

On that basis, we decided to consolidate this company in both our IFRS consolidated financial statements and for US GAAP.

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*          *          *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments do not foreclose the Commission from taking any action with respect to its filings. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-33-1-47-78-33-66.

Very truly yours,

Olivier Dubois
President, Chief Financial Officer, Technip

cc:	Mindy Hooker

Staff Accountant, Securities and Exchange Commission

Jeanne Baker

Assistant Chief Accountant, Securities and Exchange Commission

Robert Treuhold

Sami Toutounji

Shearman Sterling LLP

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